UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VARIAN MEDICAL SYSTEMS, INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-7598	94-2359345
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3100 HANSEN WAY, PALO ALTO, CA	94304-1030
Address of principal executive offices)	(Zip code)

John W. Kuo                                                                                              (650) 493-4000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction:

Varian Medical Systems, Inc. is a Delaware corporation originally incorporated in 1948 as Varian Associates, Inc. Varian Medical Systems, Inc. and subsidiaries are referred to herein as the “Company”. The Company’s operations are grouped into two reportable operating segments: Oncology Systems and Imaging Components. The Imaging Components segment includes the Company’s X-ray imaging tubes and flat panel products, as well as the Company’s security and inspection products.

Description of Segments:

The Oncology Systems segment designs, manufactures, sells and services hardware and software products for treating cancer with radiotherapy, stereotactic radiotherapy, stereotactic body radiotherapy, stereotactic radiosurgery and brachytherapy. Products include linear accelerators, brachytherapy afterloaders, treatment simulation and verification equipment and accessories; as well as information management, treatment planning and image processing software. Oncology Systems’ products enable radiation oncology departments in hospitals and clinics to perform conventional radiotherapy treatments and offer advanced treatments such as fixed field intensity-modulated radiation therapy (“IMRT”), image-guided radiation therapy (“IGRT”), volumetric modulated arc therapy and stereotactic radiotherapy, as well as to treat patients using brachytherapy techniques, which involve temporarily implanting radioactive sources. The Company’s Oncology Systems products are also used by neurosurgeons to perform stereotactic radiosurgery. Oncology Systems’ customers worldwide include university research and community hospitals, private and governmental institutions, healthcare agencies, physicians’ offices and cancer care clinics.

The Imaging Components segment designs, manufactures, sells and services X-ray imaging components for use in a range of applications, including radiographic or fluoroscopic imaging, mammography, special procedures, computed tomography and industrial applications. The Company’s X-ray imaging components are sold to large imaging system OEM customers that incorporate them into their medical diagnostic, dental, veterinary and industrial imaging systems. The Company sells X-ray tubes and flat panel digital image detectors for filmless X-ray imaging (commonly referred to as “flat panel detectors” or “digital image detectors”) to small OEM customers, independent service companies and directly to end-users for replacement purposes. The Imaging Components segment also designs, manufactures, sells and services Linatron® X-ray accelerators, imaging processing software and image detection products (including IntellXTM ) for security and inspection purposes, such as cargo screening at ports and borders and nondestructive examination in a variety of applications. The Company generally sells security and inspection products to OEM customers who incorporate its products into their inspection systems, which are then sold to customs and other government agencies, as well as to commercial private parties in the casting, power, aerospace, chemical, petro-chemical and automotive industries for nondestructive product examination purposes.

The Company has two other businesses, Varian Particle Therapy (“VPT”) and Ginzton Technology Center (“GTC”), that are reported together under the “Other” category because they do not meet the criteria of a reportable operating segment. The VPT business develops, designs, manufactures, sells and services products and systems for delivering proton therapy, a form of external beam radiotherapy using proton beams for the treatment of cancer. GTC develops technologies that enhance the Company’s current businesses or may lead to new business areas, including technology to improve radiation therapy and X-ray imaging, as well as other technology for a variety of applications, including security and cargo screening.

Item 1.01. Conflict Minerals Disclosure and Report

The Company has concluded in good faith that during 2013,

a)	The Company has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products.
b)	Based on a “reasonable country of origin inquiry” (RCOI), the Company knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and is unable to determine that those necessary conflict minerals are from recycle or scrap sources.

The Company’s reasonable country of origin inquiry employed a combination of measures to determine whether the necessary conflict minerals in any of the Company’s products originated from the Covered Countries. The Company’s primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct vendors using the EICC/GeSI Conflict Minerals Reporting Template. The Company surveyed >90% of its direct vendors with 3TG representing approximately 80% of total procurement direct material spending. Additionally, the Company used the CFSI website (http://www.conflictfreesourcing.org/), smelter company websites and other online tools to provide additional country of origin information.

As a result of the reasonable country of origin inquiry conducted as described above, approximately 40% of the Company’s vendors who contribute necessary conflict minerals to the Company’s products have provided a response to the supply-chain survey. Below is a summary of the information collected from all supply-chain survey respondents.

Conflict Mineral	Countries of origin may include the following
Tantalum	TBD‡
Tin	Democratic Republic of the Congo*
Tungsten	TBD‡
Gold	TBD‡

*The reported tin from the DRC was reported by a smelter who has been audited and registered as conflict free by the Conflict Free Smelter Initiative (CFSI), which is internationally recognized for conflict free smelter audits.

‡ TBD means that the Company will attempt to collect more information for next year’s report.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), the Company has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publically available Internet site at http://www.varian.com/csr.

Item 1.02. Exhibits

Conflict Minerals Report required by Item 1.01 is attached at Exhibit 1.02.

Item 2.01. Exhibits

1.02. Conflict Minerals Report as required by Items 1.01 and 1.02.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VARIAN MEDICAL SYSTEMS, INC.

(Registrant)

/s/ John W. Kuo, Corporate Senior Vice President, General Counsel and Corporate Secretary	May 30, 2014
By (Signature and Title)*	(Date)

John W. Kuo, Corporate Senior Vice President, General Counsel and Corporate Secretary

Name and Title (printed)

*Print name and title of the registrant’s signing executive officer under his or her signature.

* * * * *